FINANCIAL STATEMENT REQUEST FORM

TO: RUBICON MINERALS CORPORATION

I, the undersigned hereby certify that I am the owner of securities (other than debt instruments) of Rubicon Minerals Corporation (the "Company") and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements for the ensuing financial year.*

Tick one or both of the following options:

Annual Financial Statements & MD & A _______

Quarterly Financial Statements & MD &A ______

You will not receive any financial statements for the ensuing financial year, if you do not complete and return this form.

Name: ___________________________________

Address: _________________________________

_________________________________________

City/Prov/State/ Postal Code: ___________________________________

Preferred Method of Communication: Email: ____________   or Mail: Email Address: _____________________________

Signature:___________________      Date: _______________________

*Copies of previously issued and current annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.

Rubicon Minerals Corporation will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.

Please mail or fax this form to:

Rubicon Minerals Corporation
888 - 1100 Melville Street
Vancouver, B.C. V6E 4A6
Fax: (604) 623-3355